Exhibit 99.1

Bellatrix provides an operational update

TSX, NYSE MKT: BXE

CALGARY, Sept. 11, 2014 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) has been put on notice that two third party operated gas plants in the Ferrier / Willesden Green area are going offline during the third week of September 2014.

Assuming the plants are offline for the expected timeframe, these temporary plant outages are expected to result in an aggregate net production restriction of 30,000 boe which is estimated to have an average impact on Bellatrix's net production of 1,000 boe/d for the month of September.

After giving effect to the aforementioned and continued tightness in available processing capacity, Bellatrix's daily production is anticipated to average approximately +/- 40,500 boe/d in the third quarter of 2014.  This would represent an 11% increase over second quarter 2014 production volumes of 36,342 boe/d and an 85% increase over third quarter 2013 volumes of 21,852 boe/d.  Current daily production is estimated at +/- 42,000 boe/d.  In addition the Company has +/- 5,000 boe/d behind pipe that is expected to come on-stream in Q4 2014.

The Company plans to employ eight rigs throughout the fourth quarter of 2014.

Based on the timing of proposed expenditures, normal production declines, and execution of the 2014 capital budget the Company reaffirms its unchanged exit rate guidance of approximately +/- 48,000 boe/d.  The Company is in the process of installing additional compression and gas gathering infrastructure that will enable Bellatrix to increase production to existing and access additional midstream gas plants.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares of Bellatrix trade on the Toronto Stock Exchange ("TSX") and on the NYSE MKT under the symbol BXE.

Bellatrix Exploration Ltd.
1920, 800 - 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com

Forward looking statements: Certain information set forth in this news release, including management's assessments of the future plans and operations, the expectation that behind pipe production will come on-stream in fourth quarter 2014, the expectation that certain gas plants will be offline, the timing and impact thereof, resulting  expected third quarter average 2014 production volumes, the expectations about 2014 exit rate production and the expectation that the Company will employ 8 rigs during the fourth quarter of 2014, may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. To the extent such estimates constitute a financial outlook, they were approved by management on date hereof and are included herein to provide readers with an understanding of management's expectations and assumptions about future activities and results and readers are cautioned that the information may not be appropriate for other purposes. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com.  The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Conversion: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of six to one, utilizing a conversion on a six to one basis may be misleading as an indication of value. All boe conversions herein are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

SOURCE Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President and COO (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

CO: Bellatrix Exploration Ltd.

CNW 08:00e 11-SEP-14